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                             September 3, 2021

       Andrew Arroyo
       Chief Executive Officer
       Andrew Arroyo Real Estate Inc.
       12636 High Bluff Drive, Suite 400
       San Diego, CA 92130

                                                        Re: Andrew Arroyo Real
Estate Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted on August
27, 2021
                                                            CIK No. 0001861089

       Dear Mr. Arroyo:

                                                        This is to advise you
that we do not intend to review your offering statement.

              Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Janice
Adeloye at 202-551-3034 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Craig V. Butler